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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 --------------

                                    Form 11-K

(Mark One)

     |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

          For  the fiscal year ended December 31, 2005

                                       or

     | | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from         to



                         Commission file number 0-22342
                                   -----------


                 TRIAD GUARANTY INC. 401 (K) PROFIT SHARING PLAN
                            (Full title of the Plan)



                               TRIAD GUARANTY INC.

                            101 SOUTH STRATFORD ROAD
                       WINSTON-SALEM, NORTH CAROLINA 27104
             (Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office)





===============================================================================

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                 Financial Statements and Supplemental Schedule
                              (Modified Cash Basis)

                        As of December 31, 2005 and 2004,
                    and for the Year Ended December 31, 2005




                                    Contents

Report of Independent Registered Public Accounting Firm.......................1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits (Modified
      Cash Basis).............................................................2
   Statement of Changes in Net Assets Available for
      Benefits (Modified Cash Basis)..........................................3
   Notes to Financial Statements (Modified Cash Basis)........................4

SUPPLEMENTAL SCHEDULE:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
      (Modified Cash Basis)...................................................9


EXHIBIT:
   23.2 Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                 TRIAD GUARANTY INC. 401(K) PROFIT-SHARING PLAN

June 23, 2006
                                 By: /s/ Earl F. Wall
                                 ------------------------
                                 Earl F. Wall
                                 Senior Vice President, Secretary, General
                                   Counsel and Plan Administrator

             Report of Independent Registered Public Accounting Firm

Plan Administrator of the Triad Guaranty Inc.
    401(k) Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) at December 31, 2005 and 2004, and changes therein (modified cash basis) for the year ended December 31, 2005, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

 /s/ Ernst & Young LLP
----------------------
June 22, 2006
Greensboro, North Carolina

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                 Statements of Net Assets Available for Benefits
                              (Modified Cash Basis)


                                               December 31
                                         2005               2004
                                         ----               ----

ASSETS
Investments, at fair value            $14,242,735       $13,843,546
                                     ------------      ------------
Net assets available for benefits     $14,242,735       $13,843,546
                                     ============      ============
See accompanying notes.

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

            Statement of Changes in Net Assets Available for Benefits
                              (Modified Cash Basis)

                          Year Ended December 31, 2005



Additions:
   Investment income (loss):
      Interest and dividends                                  $    323,711
      Net depreciation in fair value of investments               (619,782)
                                                              ------------
                                                                  (296,071)
                                                              ------------
   Contributions:
      Participants                                               1,193,994
      Employer                                                     476,076
      Rollover                                                      87,715
                                                              ------------
                                                                 1,757,785
                                                              ------------
Total additions                                                  1,461,714
                                                              ------------

Deductions:
   Benefits paid to participants                                 1,062,525
                                                              ------------
 Total deductions                                                1,062,525
                                                              ------------

Net increase                                                       399,189

Net assets available for benefits:
   Beginning of year                                            13,843,546
                                                              ------------
   End of year                                                $ 14,242,735
                                                              ============

See accompanying notes.

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                          Notes to Financial Statements
                              (Modified Cash Basis)

                                December 31, 2005



1. DESCRIPTION OF PLAN

The following description of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a salary deferral 401(k) defined contribution plan covering all employees of Triad Guaranty Inc. and its subsidiaries (the Company or the Plan Sponsor) who have at least three months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan became effective October 1, 1993.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of their annual compensation, as defined in the Plan. However, these elective deferral contributions may not exceed the dollar limitation contained in Section 402(g) of the Internal Revenue Code. Participants who are age 50 or older during the calendar year and make the maximum allowable pre-tax contribution to the plan are entitled to make an additional "catch-up contribution", up to a maximum of $4,000 for 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In accordance with the Plan provisions, the Company may match the participant's elective deferral contribution. For 2005, the Company matched 50% of contributions up to 8% of the participant's eligible compensation. The discretionary percentage match is determined by the Plan sponsor. Additional amounts may be contributed at the option of the Plan sponsor.

Upon enrollment, a participant may direct employee contributions to any of the Plan's fund options. Participants may change their investment options daily online with Merrill Lynch, but can change their contribution percents only quarterly. Participants can elect to discontinue their contributions to the Plan at any time, however, those participants must wait until the next available entrance date to participate again. Employer contributions are invested in the participant's investment options using the participant's percent selections.

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                          Notes to Financial Statements
                        (Modified Cash Basis) (continued)



1. DESCRIPTION OF PLAN (continued)

FORFEITURES

Forfeitures of matching contributions totaling $20,377 in 2005 were used to reduce employer contributions during the year. At December 31, 2005 and 2004, forfeitures of $46,144 and $20,377 were outstanding.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions (elective deferral contribution) and allocations of (a) the Company's contributions and (b) the Plan's earnings. Allocations are based on participants' compensation and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.
Participants are 20% vested after 1 year of service, 40% vested after 2 years, 60% vested after 3 years, 80% vested after 4 years and 100% vested after 5 years.

PARTICIPANTS LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                          Notes to Financial Statements
                        (Modified Cash Basis) (continued)



1. DESCRIPTION OF PLAN (continued)

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum payment equal to the vested value of his or her account. Upon disability or retirement, a participant may receive either a lump-sum payment equal to the vested value of his or her account, or choose from several annuity options. Beneficiaries of Plan participants have the same benefit payment options as disabled or retired participants upon the death of participants.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investments are recorded at fair value, contributions are recorded when received and benefits are recorded when paid.

INVESTMENT VALUATION

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Marketable securities are stated at fair value. The fair value of the participation units owned by the Plan in the collective trust are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate their fair value.

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                          Notes to Financial Statements
                        (Modified Cash Basis) (continued)



2. SUMMARY OF ACCOUNTING POLICIES (continued)

USE OF ESTIMATES

The financial statements are prepared on a modified cash basis, which is a basis of accounting other than U.S. generally accepted accounting principles. The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The Plan's investments are held by a bank administered trust fund. Investments that represent 5 percent or more of the Plan's net assets as of December 31 are as follows:

                                                       2005             2004
                                                   ----------------------------
Investments at fair value as determined by quoted
  market price:
      Triad Guaranty Inc. Common Stock             $ 2,982,434      $ 3,931,157
      Merrill Lynch Retirement Preservation Trust    2,838,771        2,803,980
      Davis New York Venture Fund                    2,115,662        1,955,243
      PIMCO Total Return Fund                        1,061,470          963,423
      Alger Capital Appreciation Portfolio             995,219          944,358
      Merrill Lynch S&P 500 Index Fund                 861,178                -


During 2005, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in value as follows:

                                                       Net Appreciation/
                                                        (Depreciation)
                                                     in Fair Value During
                                                             Year
                                                    ---------------------

Triad Guaranty Inc. Common Stock                        ($1,070,023)
Mutual Funds                                                481,621
Self Directed Brokerage Accounts                            (31,380)
                                                    ---------------------
                                                        ($  619,782)
                                                    =====================

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                          Notes to Financial Statements
                        (Modified Cash Basis) (continued)



4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Investment funds managed by Merrill Lynch, the trustee of the Plan, qualify as party-in-interest. The Plan sponsor pays all fees for investment manager services. The Plan also holds common stock of the Company that qualifies as party-in-interest.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All administrative expenses are paid directly by the Plan sponsor.

5. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

6. INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 4, 2002 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                              SUPPLEMENTAL SCHEDULE

                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                    Schedule H, Line 4i -- Schedule of Assets
                   (Held at End of Year) (Modified Cash Basis)
                            EIN #56-1838519 Plan #001
                                December 31, 2005

                                                              (c)
                                                   Description of Investment,
                     (b)                         Including Maturity Date, Rate       (e)
         Identity of Issue, Borrower,             of Interest, Collateral, Par     Current
(a)        Lessor or Similar Party                     or Maturity Value            Value
-------------------------------------------------------------------------------------------

   *Triad Guaranty Inc. Common Stock                       67,798 shares       $  2,982,434
   *Merrill Lynch Retirement Preservation Trust         2,838,771 shares          2,838,771
    Davis New York Venture Fund                            62,779 shares          2,115,662
    PIMCO Total Return Fund                               101,092 shares          1,061,470
    Alger Capital Appreciation Portfolio                  101,449 shares            995,219
   *Merrill Lynch S&P 500 Index Fund                       56,323 shares            861,178
    Federated International Equity Fund                    34,490 shares            660,486
    MFS Intl New Discovery Fund                            27,184 shares            648,078
    Self-directed accounts                                598,194 shares            598,194
   *Merrill Lynch Value Opportunities Fund                 20,307 shares            519,659
   *Merrill Lynch Fundamental Growth Fund                  16,430 shares            307,904
    Van Kampen American Value Fund                          9,269 shares            252,499
    Allianz CCM Mid-Cap Fund                                5,755 shares            153,029
    Blackrock Small/Mid-Cap Growth                          8,973 shares            128,594
    The Oakmark EQ & INC Fund                               1,948 shares             48,516
    AIM Basic Balanced Fund                                 2,154 shares             26,394
    Dreyfus Founders Discovery Fund                           553 shares             15,830
    Allianz RCM Global Tech                                   382 shares             14,881
    Participant Loans                      Various maturities with rates
                                             ranging from 5.00% to 7.75%             13,083
    Cash                                                                                854
                                                                               ------------
                                                                               $ 14,242,735
                                                                               ============
* Indicates party in interest to the Plan

Note: Cost information has not been included because all investments are participant directed.